# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mural Oncology plc, CIK 0001971543
CUSIP: G63365103
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 10 Earlsfort Terrace, Dublin 2, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 04/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001237237

## Reporting persons
- Hudson View Holdings LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 765,600; shared voting power 0; sole dispositive power 765,600; shared dispositive power 0; aggregate amount beneficially owned 100 (4.4% of the class)
- Hudson View Capital LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 765,600; shared voting power 0; sole dispositive power 765,600; shared dispositive power 0; aggregate amount beneficially owned 100 (4.4% of the class)
- Stuart Feldman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 765,600; shared voting power 0; sole dispositive power 765,600; shared dispositive power 0; aggregate amount beneficially owned 765,600 (4.4% of the class)
- Matthew Barkoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 191,400; shared voting power 0; sole dispositive power 191,400; shared dispositive power 0; aggregate amount beneficially owned 191,400 (1.1% of the class)

## Item 1. Issuer
Name of issuer: Mural Oncology plc
Address of issuer's principal executive offices: 10 Earlsfort Terrace Dublin 2, D02 T380, Ireland

## Item 2. Person Filing
Name of person filing:
(1) Hudson View Holdings LLC
(2) Hudson View Capital LLC
(3) Stuart Feldman
(4) Matthew Barkoff
Address of principal business office or, if none, residence:
(1) Hudson View Holdings LLC: 250 West 55th Street, 35th Floor, New York, New York 10019
(2) Hudson View Capital LLC: 250 West 55th Street, 35th Floor, New York, New York 10019
(3) Stuart Feldman: c/o Hudson View Holdings LLC, 250 West 55th Street, 35th Floor, New York, New York 10019
(4) Matthew Barkoff: c/o Hudson View Holdings LLC, 250 West 55th Street, 35th Floor, New York, New York 10019
Citizenship:
(1) Hudson View Holdings LLC: Delaware
(2) Hudson View Capital LLC: Delaware
(3) Stuart Feldman: United States
(4) Matthew Barkoff: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 957,000
Percent of class: 5.55%
Sole power to vote or to direct the vote:
(1) Hudson View Holdings LLC: 765,600
(2) Hudson View Capital LLC: 765,600
(3) Stuart Feldman: 765,600
(4) Matthew Barkoff: 191,400
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
(1) Hudson View Holdings LLC: 765,600
(2) Hudson View Capital LLC: 765,600
(3) Stuart Feldman: 765,600
(4) Matthew Barkoff: 191,400
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The members of the group are Stuart Feldman, Matthew Barkoff, Hudson View Holdings LLC and Hudson View Capital LLC.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement
99.2 Power of Attorney

## Signatures
- Hudson View Holdings LLC: /s/ Jeffrey Goldberg, Authorized Signatory (05/12/2025)
- Hudson View Capital LLC: /s/ Jeffrey Goldberg, Authorized Signatory (05/12/2025)
- Stuart Feldman: /s/ Joseph Brucchieri, Attorney-in-fact (05/12/2025)
- Matthew Barkoff: /s/ Matthew Barkoff, Self (05/12/2025)